Exhibit 99.1

Zhaopin Announces Appointment of New Chief Financial Officer

BEIJING, Jan.  25, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle, today announced the appointment of Mr. Robert Pu as the Chief Financial Officer of the Company ("CFO"), effective March 1, 2016. Mr. Robert Pu will replace Mr. James Jianmin Guo, who tendered his resignation as the CFO to pursue other career opportunities, effective February 29, 2016.

Mr. Evan Guo, Zhaopin's Director and Chief Executive Officer commented, "We are pleased to welcome Robert as our new CFO. We believe his extensive expertise in finance and global capital markets will greatly contribute to Zhaopin's development. On behalf of Zhaopin, I would like to thank James for his contribution and dedication to the Company over the past six years as CFO. We wish him all the best in his future endeavors."

Director Jason Lenga added on behalf of the Board, "We appreciate James' valuable contribution to Zhaopin's growth, his efforts to improve the Company's financial management capabilities, and especially his contribution to the Company's Initial Public Offering in 2014. We wish him every success for the next stage of his career."

Mr. Pu has about 20 years of finance, accounting, and management experience. He served as CFO and Board Director of UTStarcom Holdings Corp. (NASDAQ:UTSI) from October 2012 to August 2014 and CFO of China Nuokang Bio-Pharmaceutical Inc., a former NASDAQ listed company, from September 2008 to June 2012. Prior to that, Mr. Pu held several finance and accounting positions in China and in the United States. Mr. Pu holds an MBA degree from Northwestern University's Kellogg School of Management and a Master of Science degree in accounting from the University of Illinois.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company's zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2015, number of registered users as of September 30, 2015 and number of unique customers for the three months ended September 30, 2015. The Company's over 104.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings1 were placed on Zhaopin's platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin's users and the resumes in the Company's database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

1 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company's website may include more than one job opening or position.

 For more information, please contact:

Zhaopin Limited
Ms. Daisy Wang
Investor Relations Manager
ir@zhaopin.com.cn

Christensen
In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com